SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D
Under the Securities and Exchange Act of 1934

 THE FIRST AUSTRALIA PRIME INCOME FUND, INC.
(FAX)
(Name of Issuer)

Common Stock
(Title of Class of Securities)

318653102
(CUSIP Number)

George W. Karpus, President
Karpus Management, Inc. d/b/a
Karpus Investment Management
14 Tobey Village Office Park
Pittsford, New York 14534
(716) 586-4680

(Name, Address, and Telephone Number of Person Authorized to Receive Notices and Communications)

April 6, 2001

(Date of Event which Requires Filing of this Statement)

If the person has previously filed a statement on Schedule 13G to report the Acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (b) (3) or (4), check the following box. [ ]

(Page 1 of 6 pages)
There is 1 exhibit.














ITEM 1	Security and Issuer
		Common Stock
		First Australian Prime Income Fund, Inc.
		Gateway Center 3
		100 Mulberry Street
		Newark, New Jersey    07102
ITEM 2	Identity and Background
a) Karpus Management, Inc. d/b/a Karpus Investment Management
("KIM")
		George W. Karpus, President, Director and Controlling Stockholder
		JoAnn VanDegriff, Vice President and Director
		Sophie Karpus, Director
		b) 14 Tobey Village Office park
		Pittsford, New York 14534
		c) Principal business and occupation - Investment Management for
		individuals, pension and profit sharing plans, corporations,
		endowments, trust and others, specializing in conservative asset
		management (i.e. fixed income investments).
		d) None of George W. Karpus, JoAnn VanDegriff, or Sophie Karpus
		("the Principals") or KIM has been convicted in the past five years of
		any criminal proceeding (excluding traffic violations).
		e) During the last five years none of the principals or KIM has been a
		party to a civil proceeding as a result of which any of them is subject to a judgment, decree or final order enjoining future violations of or prohibiting or mandating activities subject to, federal or state
		securities laws or finding any violation with respect to such laws.
		f) Each of the Principals is a United States citizen.
		KIM is a New York corporation.
ITEM 3	Source and Amount of Funds or Other Considerations
		KIM, an independent investment advisor, has accumulated shares of FAX
		on behalf of accounts that are managed by KIM ("the Accounts") under
		limited powers of attorney.  All funds that have been utilized in making
		such purchases are from such Accounts.
ITEM 4	Purpose of Transaction
		a)  KIM has purchased Shares for investment purposes.  Being primarily a
		fixed income manager, with a specialty focus in the closed end fund
		sector, the profile of FAX fit the investment guidelines for various
		Accounts.  Shares have been acquired since October 12, 1998.
b)  Although originally purchased for investment purposes only, upon reviewing the Fund's most recent proxy, we believe that some of the proposals are not in the best interests of the Shareholders.
ITEM 5 	Interest in Securities of the Issuer
a) As of the date of this Report, KIM owns 759,270 shares, which
represents .28% of the outstanding Shares.   Karpus Investment
Management Profit Sharing Plan presently owns 900 shares purchased
November 20, 2000 at $3.86 per share (900 shares).  None of the other
Principals presently owns shares.
b) KIM has the sole power to dispose of and to vote all of such Shares
		under limited powers of attorney.
c) The first open market purchase occurred on February 18, 1994. Open
market purchases for the last 60 days for the Accounts.   There have been no
dispositions and no acquisitions, other than by such open market purchases, during such period unless indicated.
Date
Shares
Price Per

Date
Shares
Price Per


Share



Share
2/6/01
2250
4.3

3/2/01
-700
4.05
2/8/01
1000
4.27

3/6/01
400
4.06
2/8/01
1000
4.29

3/7/01
1000
4.07
2/8/01
1750
4.26

3/8/01
550
4.05
2/8/01
10000
4.24

3/8/01
4700
4.03
2/9/01
22175
4.19

3/9/01
-7000
4.05
2/13/01
200
4.22

3/9/01
1000
4.05
2/14/01
15000
4.19

3/12/01
-6100
4.05
2/14/01
400
4.2

3/15/01
2970
3.89
2/20/01
400
4.15




2/22/01
450
4.13




2/26/01
350
4.06




The Accounts have the right to receive all dividends from, any proceeds
		from the sale of the Shares.  KIM reserves the right to further accumulate
		or sell shares. None of the Accounts has an interest in shares constituting
		more than 5% of the Shares outstanding.
ITEM 6	Contracts, Arrangements, Understandings, or Relationships with Respect
		to Securities of the Issuer.
		Except as described above, there are no contracts, arrangements,
		understandings or relationships of any kind among the Principals and KIM
		and between any of them and any other person with respect to any of FAX
		securities.
ITEM 7	Materials to be Filed as Exhibits
	One exhibit attached.







Signature
	After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.
						Karpus Management, Inc.



April 6, 2001 			       	      By:________________________
       Date						      Signature
						 Scott D. Nasca, Vice-President
   Name/Title








EXHIBIT 1
*** On April 9, 2001,  This letter was sent to all the directors of the Fund.


WE CURRENTLY REPRESENT BENEFICIAL OWNERSHIP OF 759,270 SHARES OF THE FIRST AUSTRALIA PRIME INCOME FUND ON BEHALF OF VARIOUS CLIENT ACCOUNTS.

IT GREATLY CONCERNS ME WHEN A BOARD OF DIRECTORS IS SEEKING SHAREHOLDER APPROVAL TO BESTOW UPON THAT BOARD THE PERFECTED POWERS TO REMOVE THE
CONCEPT OF "FUNDAMENTAL INVESTMENT POLICIES".   SHAREHOLDERS SHOULD BE AWARE
THAT THE BOARD OF DIRECTORS IS ADOPTING A "TRUST US" POLICY WITH REGARDS TO FUTURE INVESTMENT CHANGES IN THE FUND'S INVESTMENT POLICIES.

WRITTEN INVESTMENT POLICY IS THE INSURANCE FOR THE SHAREHOLDERS THAT THE FUND
IS INVESTED IN A MANNER AS SET FORTH IN THE ORIGINAL PROSPECTUS. FUNDAMENTAL INVESTMENT POLICY IS THE GUARANTEE THAT THE FUND IS OBSERVING IT'S INVESTMENT OBJECTIVE. THESE POLICIES ARE ESTABLISHED UPON THE BIRTH OF A FUND AND ONLY THE SHAREHOLDERS OF THE FUND SHOULD BE ALLOWED THE POWER TO MAKE SUBSEQUENT
CHANGES. ORIGINAL PURCHASERS OF THE FUND DID NOT RECEIVE DISCLOSURE OF THE "RISK" OF POTENTIAL CHANGES TO FUNDAMENTAL POLICIES IN THE ORIGINAL PROSPECTUS.

THE CURRENT POLICY OF THE FUND REGARDING ITS INVESTMENT OBJECTIVE, A SUBSTANTIAL PORTION OF ITS INVESTMENT POLICIES, AND ALL ITS INVESTMENT RESTRICTIONS AS MATTERS THAT CANNOT BE CHANGED WITHOUT APPROVAL BY THE HOLDERS OF BOTH A MAJORITY OF THE OUTSTANDING SHARES OF THE FUND'S COMMON AND PREFERRED STOCK, VOTING TOGETHER AS A SINGLE CLASS, A MAJORITY OF THE OUTSTANDING SHARE OF THE FUND'S PREFERRED STOCK (VOTING TOGETHER AS A SEPARATE CLASS WITHOUT REGARD TO SERIES, ENSURES THAT THE INTENTIONS OF THE SHAREHOLDERS OF THE FUND ARE ADHERED TO.


IT IS MY BELIEF THAT THE PURPOSE OF INVESTMENT POLICIES IS TO GUARANTY THAT THE INVESTMENT MANAGER COMPLIES WITH THE STANDARDS CHOSEN BY THE SHAREHOLDERS THROUGH THEIR ORIGINAL PURCHASE OR THROUGH NEW STANDARDS CHOSEN IN THE DEMOCRATIC PROCESS OF A SHAREHOLDER VOTE. REASONS, SUCH AS TO MAINTAIN THE FLEXIBILITY TO ADJUST (FUND) POLICIES TO CHANGING MARKET AND OTHER CONDITION, SEEKING SHAREHOLDER APPROVAL IS COSTLY, AND DELAYS A FUND'S ABILITY TO MAKE ADJUSTMENTS ARE NOT SUFFICIENT TO VALIDATE THE SHIFT OF POWER FROM THE SHAREHOLDERS TO THE BOARD OF DIRECTORS.

THE BOARD OF DIRECTORS, IN MY OPINION, HAS FORGOTTEN THAT AS DELEGATES OF THE SHAREHOLDERS THROUGH ELECTED POSITION, THEY HAVE THE RESPONSIBILITY OF REPRESENTING THE BEST INTERESTS OF THE SHAREHOLDERS AND NOT THE FUND'S MANAGEMENT. IT IS ALSO MY OPINION THAT THE BOARD WILL BE SEVERELY INCREASING ITS FIDUCIARY LIABILITY SHOULD SUCH STANDARDS BE ADOPTED.


SHOULD A BOARD RECOMMEND ACTIONS, SUCH AS CURRENTLY RECOMMENDED, THEY
SHOULD ALSO ALLOW THE SHAREHOLDERS THAT DO NOT AGREE WITH THIS
RECOMMENDATION, THE ABILITY TO REDEEM ANY AND ALL SHARES THAT THEY MAY OWN
OR REPRESENT AT NET ASSET VALUE.  CHANGES IN THE OBJECTIVE OF THE FUND MAY
FORCE NON-ASSENTING SHAREHOLDERS INTO SELLING THEIR SHARES IN THE OPEN MARKET,
WHICH COULD RESULT IN UNDUE SELLING PRESSURE.   THERE ALSO STANDS THE INHERIT
RISK OF AN INCREASING DISCOUNT TO MARKET VALUE BECAUSE OF THIS SELLING PRESSURE. THIS RISK IS NOT DISCLOSED IN THE CURRENT PROXY MATERIALS. WE BELIEVE THAT THIS DESERVES PROPER DISCLOSURE.

ALTHOUGH KARPUS MANAGEMENT, INC. CURRENTLY REPRESENTS LESS THAN 5% OF THE OUTSTANDING SHARES OF THE FUND, WE HAVE FILED A SCHEDULE 13D WITH A COPY OF THIS LETTER ATTACHED, TO URGE SHAREHOLDERS TO REJECT THE CURRENT PROPOSALS OF THE BOARD OF DIRECTORS.

IT IS MY HOPE THAT THE BOARD OF DIRECTOR'S OF FIRST AUSTRALIA PRIME INCOME FUND WILL CONSIDER RESCINDING THE CURRENT PROPOSALS CONTAINED IN THE PROXY
MATERIALS OR PROVIDE PROVISIONS THAT SHAREHOLDERS MAY EXIT THE FUND AT NET ASSET VALUE.